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                                                                    EXHIBIT 12.1

                          CHANCELLOR MEDIA CORPORATION

         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS
                        (IN THOUSANDS EXCEPT RATIO DATA)

                                                                                                   NINE MONTHS     NINE MONTHS
                                                           YEAR ENDED DECEMBER 31,                    ENDED           ENDED
                                              -------------------------------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                               1992       1993      1994      1995       1996         1996            1997
                                              -------   --------   -------   -------   --------   -------------   -------------
Earnings:
  Income (loss) before income taxes.........  $(4,989)  $(20,749)  $    39   $(5,658)  $(19,090)     $(21,022)        $ 5,882
  Fixed charges.............................   11,030     15,086    15,252    20,854     40,461        30,839          51,819
  Less: Dividends on preferred stock of
    subsidiary(1)...........................       --         --        --        --         --            --          (4,275)
                                              -------   --------   -------   -------   --------      --------         -------
  Earnings as adjusted(A)...................    6,041     (5,663)   15,291    15,196     21,371         9,817          53,426
                                              =======   ========   =======   =======   ========      ========         =======
Fixed Charges:
  Interest expense..........................   10,112     13,878    13,809    19,199     37,527        29,212          45,036
  Amortization of deferred financing
    costs...................................      398        728       712       631      1,113           474             885
  Dividends on preferred stock of
    subsidiary(1)...........................       --         --        --        --         --            --           4,275
  Rents under leases representative of an
    interest factor(2)......................      520        480       731     1,024      1,821         1,153           1,623
                                              -------   --------   -------   -------   --------      --------         -------
Fixed charges as adjusted...................   11,030     15,086    15,252    20,854     40,461        30,839          51,819
Preferred stock dividends(1)................    1,140      7,317     7,431     7,431      5,877         5,568           8,843
                                              -------   --------   -------   -------   --------      --------         -------
Total fixed charges and preferred stock
  dividends(B)..............................   12,170     22,403    22,683    28,285     46,338        36,407          60,662
                                              =======   ========   =======   =======   ========      ========         =======
Deficiency of earnings to combined fixed
  charges and preferred stock dividends (B)
  minus (A).................................  $ 6,129   $ 28,066   $ 7,392   $13,089   $ 24,967      $ 26,590         $ 7,236
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(1) Represents pretax earnings required to cover preferred stock dividends.

(2) Management of Chancellor Media Corporation believes approximately one-third of rental and lease expense is representative of the interest component of rent expense.